Filed by Blockchain Coinvestors Acquisition Corp. I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Blockchain Coinvestors Acquisition Corp. I

Commission File No. 001-41050

Date: April 19, 2024

On April 12, 2024, Victor Jiang, a member of the board of directors of Linqto, Inc. (“Linqto”), shared the following post on LinkedIn regarding the proposed business combination (the “Business Combination”) between Linqto and Blockchain Coinvestors Acquisition Corp. I (“BCSA”).

Important Information and Where to Find It

BCSA will file with the SEC a registration statement on Form S-4 that will include a proxy statement with respect to BCSA’s shareholder meeting to vote on the proposed Business Combination as well as its warrant holder meeting to vote on proposed changes to the agreement governing BCSA’s outstanding public warrants. The registration statement will also include a prospectus with respect to securities to be issued in connection with the Business Combination. This filing does not contain all the information that investors should consider concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. BCSA and Linqto urge their investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents that BCSA and Linqto have filed or will file with the SEC because these documents will contain important information about BCSA, Linqto and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders and warrant holders of BCSA as of a record date to be established for voting on the proposed Business Combination and the related amendment to the agreement governing the public warrants, respectively. Once available, shareholders and warrant holders of BCSA will also be able to obtain a copy of the registration statement on Form S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Blockchain Coinvestors Acquisition Corp. I, PO Box 1093, Boundary Hall Cricket Square, Grand Cayman KY1-1102, Cayman Islands, Attn: Secretary. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

BCSA and Linqto and their respective directors, executive officers, other members of management, and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies of BCSA’s shareholders and warrant holders with respect to the potential transaction described in this filing. Information about the persons who may, under SEC rules, be deemed to be participants in the solicitation of BCSA’s shareholders and warrant holders in connection with the potential transaction will be set forth in BCSA’s registration statement on Form S-4 containing the preliminary proxy statement/prospectus when it is filed with the SEC. BCSA’s shareholders and warrant holders will be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, free of charge at the SEC’s website at www.sec.gov or by directing a request to: Blockchain Coinvestors Acquisition Corp. I, PO Box 1093, Boundary Hall Cricket Square, Grand Cayman KY1-1102, Cayman Islands, Attn: Secretary.

No Offer or Solicitation

This filing is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential Business Combination and related transactions and does not constitute an offer to sell or a solicitation of an offer to buy the securities of BCSA or Linqto, nor will there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between BCSA and Linqto, the likelihood and ability or timing of the parties to successfully consummate the Business Combination, any anticipated future results and benefits of New Linqto following the Business Combination, including future opportunities for New Linqto, and other statements that are not historical facts. These statements are based on the current expectations of BCSA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BCSA and Linqto. These statements are subject to a number of risks and uncertainties regarding BCSA’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings, government and/or regulatory proceedings, investigations or inquiries that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of BCSA or Linqto for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of BCSA and Linqto; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of New Linqto to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by BCSA’s shareholders which could leave the combined company with insufficient cash to grow its business; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; and those factors discussed in BCSA’s final prospectus relating to its initial public offering, dated November 9, 2021, and other filings with the SEC. There may be additional risks that BCSA presently does not know or that BCSA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide BCSA’s expectations, plans or forecasts of future events and views as of the date of this communication. BCSA anticipates that subsequent events and developments will cause BCSA’s assessments to change. However, while BCSA may elect to update these forward-looking statements at some point in the future, BCSA specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing BCSA’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.